Exhibit 99.1

ReNew reiterates weather-adjusted FY’22 guidance, outlines significant value accretive growth at Capital Markets Day

•	Reaffirms FY’22 weather adjusted EBITDA guidance of US$ 810 mn and operating capacity of 8.2 GW

•	ReNew expects to commission its total capacity of 10.2 GW by the end of FY’23 which will lead to an annual EBITDA between US$ 1.1 - 1.2 bn, or about double FY’21 EBITDA

•	Cash Flow to Equity (CFe) for the 10.2 GW is expected to be between US$ 380 - 410 mn

•	ReNew will not need new equity to fund its aspirational target of 18 GW by FY’25. This target is about 3x higher than the 6.4 GW operating currently

Gurgaon, October 12, 2021 – ReNew (“ReNew” or “the Company”) (NASDAQ: RNW), India’s leading renewable energy company, is hosting a virtual Capital Markets Day (Link) today from 8.30-10.00 AM Eastern Daylight Time (EDT).

ReNew’s leadership comprising of the Company’s Founder, Chairman and Chief Executive Officer – Sumant Sinha, Chief Financial Officer – D. Muthukumaran, and Chief Sustainability Officer – Vaishali Nigam Sinha will provide an overview of the Company, outlook on the Indian renewable energy market, details on the value-accretive growth opportunities, commitment to capital discipline, initiatives to improve the Company’s accounts receivables, guidance, funding, and the Company’s ESG standards and initiatives.

Over the last 10 years, ReNew has emerged as a leader in the Indian renewable energy market and as one of the largest renewable energy companies globally. Going forward, ReNew expects to have significant opportunities for value accretive growth in the Indian renewable energy market with the bid market representing about 300 GW, corporate PPAs representing 25 GW, and acquisition opportunities representing around 30-50 GW. ReNew’s current operational capacity stands at 6.4 GW following the commissioning of SECI-4 solar project in Jaisalmer, Rajasthan.

To lead India’s energy transition and global green energy transformation, ReNew aspires to have 18 GW of operational capacity by FY’25.

Sumant Sinha, Founder, Chairman and Chief Executive Officer of ReNew says, “As India sets its sight on achieving 450 GW of installed clean energy capacity by 2030, ReNew will be a leading catalyst of this transition from fossil-based energy to clean energy. We see a great opportunity in the clean energy sector with an addressable market of US$ 270 bn.

The Indian clean energy sector is evolving with innovative constructs such as Round-The-Clock (RTC) power, hybrid with storage tenders and corporate PPAs. ReNew’s growth is likely to come from high return opportunities that comfortably exceed our cost of capital and help us achieve our targeted equity IRRs of 16 – 20%.”

Guidance

ReNew is reaffirming its weather-adjusted EBITDA guidance for FY’22 of US$ 810 mn and operating capacity target of 8.2 GW.

From the current operating capacity of 6.4 GW, the Company expects to realise an annual EBITDA of US$ 735 - 795 mn and Cash Flow to equity (CFe) of US$ 240 – 260 mn. ReNew expects to have its 10.2 GW portfolio operational by the end of FY’23 which also includes 3.8 GW of committed capacity i.e. which has a PPA/LOA or for which the company has a binding acquisition agreement. This capacity is expected to generate an annual EBITDA of US$ 1.1 - 1.2 bn and CFe of US$ 380 – 410 mn. Net debt for 6.4 GW of operating capacity is approximately US$ 3.5 bn and 10.2 GW is expected to be US$ 5.7 bn which equates to a net debt to run rate EBITDA for 6.4 GW of 4.5x and 4.9x for 10.2 GW.

ReNew will not require any new external equity for the aspirational target of 18 GW which is about 8 GW more than the company’s current total portfolio of 10.2 GW. An operating portfolio of 18 GW is expected to equity fund 3.5 – 4 GW, or ~20%, of annual capacity additions through CFe without the need for new external equity.

(Note, all INR to USD conversions are at an FX rate of 75:1)

Capital Markets Day

ReNew Capital Markets Day can be viewed through a webcast by registering on this Link. Members of the public who would like to join by phone can do so by dialing +1-833-239-5971 (United States) and +61-283-733-580 (outside the United States) and refer the conference ID – 2150969. The number should be dialed at least 10 minutes prior to the start of the conference call.

About ReNew Power (or “ReNew”): ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of August 31, 2021, ReNew had a total capacity of approximately 10.2 GW of renewable energy projects across India including commissioned and committed projects.

Press Inquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

madhur.kalra@renewpower.in

+91 9999016790

Investor Inquiries

Nathan Judge, CFA

nathan.judge@renewpower.in